Exhibit 3.1
CERTIFICATE OF AMENDMENT TO

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

ESPERION THERAPEUTICS, INC.

(Pursuant to Section 242 of the Delaware General Corporation Law)

Esperion Therapeutics, Inc. (the “Corporation”), a corporation organized and existing under and by virtue of the provisions of the Delaware General Corporation Law (the “DGCL”), does hereby certify as follows:

A resolution was duly adopted by the Board of Directors of the Corporation pursuant to Section 242 of the DGCL setting forth a proposed amendment to the Amended and Restated Certificate of Incorporation of the Corporation and declaring said amendment to be advisable. The stockholders of the Corporation duly approved said proposed amendment in accordance with Section 242 of the DGCL. The resolution setting forth the amendment is as follows:

RESOLVED: That the first paragraph of Article FIVE of the Amended and Restated Certificate of Incorporation of the Corporation be and hereby is deleted in its entirety and the following is inserted in lieu thereof:

“The total number of shares of capital stock which the Corporation shall have authority to issue is two hundred forty-five million (245,000,000), of which (i) two hundred forty million (240,000,000) shares shall be a class designated as common stock, par value $0.001 per share (the “Common Stock”), and (ii) five million (5,000,000) shares shall be a class designated as undesignated preferred stock, par value $0.001 per share (the “Undesignated Preferred Stock”).

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IN WITNESS WHEREOF, this Certificate of Amendment has been executed by its duly authorized officer this 26th day of May, 2022.

ESPERION THERAPEUTICS, INC.

By: /s/ Sheldon L. Koenig
Name: Sheldon L. Koenig
Title: President and Chief Executive Officer